Market Vectors ETF Trust

335 Madison Avenue, 19th Floor

New York, New York 10017

October 31, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: John M. Ganley

Re:          Form N-14 (the “Registration Statement”) (File No. 333-177083)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Market Vectors ETF Trust (the “Registrant”) is hereby filing a delaying amendment with respect to the Registration Statement relating to the proposed exchange offer pursuant to which the Registrant, on behalf of Market Vectors Retail ETF, a series of the Registrant, is conducting an exchange offer for all of the outstanding depositary trust receipts issued by Retail HOLDRSSM Trust. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2011 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

No fees are required in connection with this filing.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of New York and the State of New York, on the 31st day of October, 2011.

If you have any questions or comments, please do not hesitate to contact me at (212) 293-2029.

/s/ Jonathan R. Simon
By: Jonathan R. Simon
Title: Assistant Secretary